ENDORSEMENT APPLICABLE TO THE RIGHT TO ADD AN OPTIONAL
                GUARANTEED MINIMUM INCOME BENEFIT ("GMIB") RIDER


   The term "Contract" as used in this Endorsement applies either to a Contract or Certificate.

 This Endorsement is part of your Contract, and the same definitions apply to the capitalized terms used herein. The benefit described in this Endorsement is subject to all the terms contained in your Contract, except as modified below. In this Endorsement, "we", "our" and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner.

 ELIGIBILITY REQUIREMENTS

 You are eligible to add the Guaranteed Minimum Income Benefit ("GMIB") Rider to your Contract after your Contract Date subject to the following conditions:

         (i) the only GMIB Rider you may add is the same rider that would have been issued on the Contract Date if you had elected it on your application for this Contract. A rider is the same rider on the "Addition Date", defined below, only if it has the identical terms and conditions, including the same maximum charge and [rollup rate].

         (ii) you elected one of the following Guaranteed Minimum Death Benefit options on your application for this Contract: 1) the Standard Guaranteed Minimum Death Benefit ("GMDB"), or 2) the Annual Ratchet to Age [85] GMDB. You may also have elected our Earnings Enhancement Benefit Rider. [If the [Principal Guarantee Benefit] Rider was issued under your Contract, then this Rider does not apply and you may not add the GMIB Rider];

         (iii) the GMIB Rider that was on your Contract Date will continue to be available for addition to this Contract for at least [90 days] from the Contract Date. That GMIB Rider will not be available for addition to this Contract after the later of the following: (i) [90 days] from the Contract Date and (ii) the date we stop issuing that GMIB Rider for new Contracts of the same class as this Contract; and,

         (iv) you must be between the ages of [20] and [74] on the GMIB Rider Addition Date described below for such request to take effect.

 You may submit a request to add the GMIB Rider to your Contract to our Processing Office. If you meet the eligibility requirements, then your Rider will take effect on the Contract Date Anniversary on or following the date we receive the request. This is the "Effective Date" of your GMIB Rider. The date that the rider is added to your Contract, if such date precedes the Effective Date, is the "Addition Date" of your GMIB Rider.

2009ADOPT

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

 GMIB RIDER EFFECTIVE DATE:

 As of the GMIB Rider Effective Date:

         (i) your initial GMIB Benefit Base is set to equal the Annuity Account Value; and,

         (ii) all other terms and conditions of the GMIB Rider will apply.










 AXA EQUITABLE LIFE INSURANCE COMPANY

 /s/ Christopher M. Condron              /s/ Karen Field Hazin
 -------------------------------------   ---------------------------------------
 Christopher M. Condron                  Karen Field Hazin, Vice President,
 President and Chief Executive Officer   Secretary and Associate General Counsel



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